May 10, 2023

Via EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Ms. Megan F. Miller

Re:	Third Avenue Trust File Nos. 333-20891 and 811-08039 Third Avenue Variable Series Trust File Nos. 333-81141 and 811-09395

Dear Ms. Miller:

On behalf of Third Avenue Trust (“TAT”) and Third Avenue Variable Series Trust (“TAV” and together with TAT, the “Trusts”), this letter is being provided to the Commission to respond to comments provided orally by the Commission’s Staff (the “Staff”) on March 31, 2023 in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of (i) TAT’s Form N-CSR filing submitted to the Commission via EDGAR on January 6, 2023 (each a “TAT 2022 Report” and, together, the “TAT 2022 Reports”) including the annual reports to shareholders of the Third Avenue Value Fund, Third Avenue Small-Cap Value Fund, Third Avenue Real Estate Value Fund and Third Avenue International Real Estate Value Fund (each a “Fund” and, collectively, the “Funds”) and TAT’s Form N-CEN filing for the fiscal year ended October 31, 2022 submitted to the Commission via EDGAR on January 12, 2023; and (ii) TAV’s Form N-CSR filing submitted to the Commission via EDGAR on February 22, 2023 (the “TAV 2022 Report” and together with the TAT 2022 Reports, the “2022 Reports”) including the annual report to shareholders of the Third Avenue Value Portfolio and TAV’s Form N-CEN filing for the fiscal year ended December 31, 2022, submitted to the Commission via EDGAR on March 13, 2023.

The Trusts appreciate the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trusts’ 2022 Reports followed by the Trusts’ response to the comment.

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Division of Investment Management U.S. Securities and Exchange Commission May 10, 2023 Page 2

1.	With respect to Note 4 (Related Party Transactions) to the Financial Statements of the TAT 2022 Reports, please explain why Column A of the investments in affiliates schedules for each of Third Avenue Small-Cap Value Fund and Third Avenue Real Estate Fund are not categorized as required by instruction 2 of Section 12-14 of Regulation S-X.

Response: For each security of an affiliated issuer held by such Funds, the categorical information required by instruction 2 of Section 12-14 of Regulation S-X is included in each Fund’s Portfolio of Investments. In future shareholder reports, the Trusts will also categorize the securities in a Fund’s investments in affiliates schedule in accordance with instruction 2 of Section 12-14 of Regulation S-X.

2.	Please confirm that distributions of realized gains by other investment companies are shown separately in the Third Avenue Small-Cap Value Fund’s Statement of Operations as required by Item 7(b) of Section 6-07 of Regulation S-X.

Response: The Fund received a distribution of realized gains from Central Securities Corp of $314,723. The Fund did not receive any other distributions from investment companies during its fiscal year other than from Central Securities Corp. and the Fund confirms that the distribution from Central Securities Corp. was not material to the “Net increase in net assets resulting from operations” line items in the Fund’s Financial Statements for the year ended October 31, 2022. In future shareholder reports, the Trusts will, as applicable, include a separate line item under “Realized and Unrealized Gain (Loss) on Investments—Net” for “Distributions of realized gains by underlying investment companies,” as required by Item 7(b) of Section 6-07 of Regulation S-X.

3.	With respect to the foreign withholding tax reclaims recorded by the Third Avenue Value Fund in its Statements of Operations, please confirm whether such Fund incurred professional or accounting services fees in connection with the receipt of such reclaims; if so, please describe such services and disclose the total fees. In future shareholder reports, please state separately such fees under “Expenses” in the Statements of Operations.

Response: During its fiscal year ended October 31, 2022, the Fund incurred $15,420 in legal fees with respect to filing for European Union reclaims related to taxes withheld by certain countries on dividend income. Such fees are included within the “Legal fees” line item under “Expenses” in the Fund’s Statements of Operations in the TAT 2022 Report. In future shareholder reports, the Trusts will, as applicable, state such fees within a clearly delineated line item under “Expenses” in the Statements of Operations.

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Division of Investment Management U.S. Securities and Exchange Commission May 10, 2023 Page 3

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss, President of the Trusts

Ms. Christine Catanzaro, Treasurer of the Trusts

John M. Ford, Esq.

Joseph A. Goldman, Esq.